UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40210

Tuya Inc.

10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

EXPLANATORY NOTE

On June 19, 2025, the board of directors (the “Board”) of Tuya Inc. (the “Company”) announced that (i) Mr. CHEN Liaohan has ceased to be a member of the nomination committee of the Board (the “Nomination Committee”) with effective from June 19, 2025; and (ii) Ms. ZHANG Yan has been appointed as a member of the Nomination Committee with effect from June 19, 2025.

After the abovementioned change of the composition of the Nomination Committee, the Nomination Committee will consist of the following members:

Ms. ZHANG Yan

Mr. QIU Changheng (Chairman)

Mr. KUOK Meng Xiong (alias GUO Mengxiong)

Separately, the Company has published an announcement regarding the poll results of its annual general meeting held on June 19, 2025 on the website of The Stock Exchange of Hong Kong Limited. For details, see the exhibit to this current report on Form 6-K.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Announcement – Poll Results of the Annual General Meeting Held on June 19, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuya Inc.

By	:	/s/ Yi (Alex) Yang
Name	:	Yi (Alex) Yang
Title	:	Chief Financial Officer

Date: June 20, 2025

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